NOTIFICATION OF THE REMOVAL FROM LISTING AND
REGISTRATION OF THE STATED SECURITIES

The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on November 13, 2009, pursuant to the provisions of Rule 12d2-2 (a) 17CFR240.12d2-2(a)(4)

The removal of Rowan Companies, Inc. Rights to Purchase Series A Junior Preferred Stock is being effected because the Exchange knows or is reliably informed that on November 2, 2009 all rights pertaining to the entire class of this security were extinguished.

The security was suspended by the
Exchange on September 3, 2009.